FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2009

Commission File Number: 001-34122

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

18th Floor, Xueyuan International Tower

1 Zhichun Road, Haidian District

Beijing 100083, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    N/A

China Distance Education Holdings Limited

Form 6-K

Page
Signature	3

Exhibit 99.1 — Press Release dated November 17, 2009	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Distance Education Holdings Limited

By:	/S/ PING WEI
Name:	Ping Wei
Title:	Chief Financial Officer

Date: November 24, 2009

Exhibit 99.1

CHINA DISTANCE EDUCATION HOLDINGS LIMITED REPORTS

FOURTH QUARTER AND FISCAL 2009 RESULTS

Fiscal 2009 net revenue increased by 71% year-over-year

Total course enrollments increased by 53% year-over-year

BEIJING, China, November 17, 2009—China Distance Education Holdings Limited (NYSE: DL) (“CDEL”, or the “Company”), a leading provider of online education in China focusing on professional education, reported today its unaudited financial results for the fourth quarter and fiscal year ended September 30, 2009.

Fiscal Fourth Quarter 2009 Business and Financial Highlights:

•	Total course enrollments in the fiscal fourth quarter of 2009 reached approximately 373,000, an increase of 30.8% from the fiscal fourth quarter of 2008.

•	Net revenues were US$10.2 million, an increase of 31.4% over the fiscal fourth quarter of 2008.

•

Gross profit was US$6.2 million, an increase of 19.2% over the fiscal fourth quarter of 2008. Non-GAAP[1] gross profit excluding share-based compensation was US$6.4 million, an increase of 15.4% as compared to the fiscal fourth quarter 2008. Non-GAAP[1] gross profit margin excluding the impact of share-based compensation for the fiscal fourth quarter 2009 was 63.3%.

•	Net income was US$1.3 million, compared to net income of US$2.7 million in the fiscal fourth quarter of 2008. Net income margin for the fiscal fourth quarter 2009 was 12.9%.

•

Non-GAAP[1] net income excluding share-based compensation was US$2.0 million, a decrease of 45.1% as compared to the fiscal fourth quarter 2008. Non-GAAP[1] net income margin excluding the impact of share-based compensation for the fiscal fourth quarter 2009 was 19.7%.

•

Basic and diluted net income per American Depositary Share (“ADS”) were US$0.04 and US$0.04, respectively, compared to basic and diluted net loss per ADS of US$0.16 and US$0.16, respectively, for the fiscal fourth quarter of 2008. Each ADS represents four ordinary shares.

•

Basic and diluted non-GAAP[1] net income per ADS excluding share-based compensation charge were US$0.06 and US$0.06, compared to basic and diluted non-GAAP[1] net income per ADS, excluding share-based compensation charge and the nonrecurring charge for the accretion of Series A convertible contingently redeemable preferred shares (the “Series A Shares”) to redemption amount and accretion of beneficial conversion feature of Series A Shares, of US$0.12 and US$0.12, respectively, for the fiscal fourth quarter of 2008.

•	Deferred revenue and refundable fees balance was US$9.7 million, a 12.7% increase from the September 30, 2008 balance of US$8.6 million.

Fiscal Year 2009 Business and Financial Highlights:

Compared to the fiscal year 2008 results,

•	Total course enrollments were 1,134,000, representing a 52.5% increase.

•	Net revenues increased 71.4% to US$30.1 million.

•	Gross profit increased 45.8% to US$15.7 million.

•	Net income decreased 70.3% to US$1.2 million.

•	Non-GAAP[1] net income excluding share-based compensation decreased 6.7% to US$5.1 million.

•	Basic and diluted net income per ADS were US$0.03 and US$0.03, respectively, compared to basic and diluted net loss per ADS of US$0.2 and US$0.2, respectively, for fiscal year 2008.

•

Basic and diluted non-GAAP[1] net income per ADS excluding share-based compensation were US$0.15 and US$0.15, respectively, compared to basic and diluted non-GAAP[1] net income per ADS, excluding share-based compensation and the nonrecurring charge for the accretion of Series A Shares to redemption amount and accretion of beneficial conversion feature of Series A Shares of US$0.2 and US$0.2 respectively, for fiscal year 2008.

[1]	For more information about the non-GAAP financial measures contained in this press release, please see “Use of Non-GAAP Financial Measures” below.

Recent Business Developments:

•

On September 30, 2009, the Company gained control over the business of Zhejiang Xinlixiang, a school that provides Gaokao (nationwide college entrance exam) retake preparation and high-school supplementary tutoring courses. For cash consideration of RMB16 million and other performance based bonuses, the Company will own a minimum of 60% equity interest in the holding company that was established to acquire the business of Zhejiang Xinlixiang. With this acquisition, CDEL will gain immediate access to the large and growing Gaokao retake and primary/secondary school supplementary education markets, a strategic expansion of our services which will allow the Company to provide comprehensive lifelong learning programs for its customers.

Mr. Zhengdong Zhu, Chairman and Chief Executive Officer of CDEL, commented, “I am pleased to report healthy results for the fourth quarter and fiscal year 2009, a period in which we took numerous strategic and tactical steps to ensure the long-term growth of our Company. With operations primarily focused on online distance learning, our business has not experienced any negative impact from the H1N1 virus. We experienced continued traction in fiscal 2009 in most of our online courses, and our full year total course enrollments well exceeded one million. This performance was driven by steady growth in our accounting vertical and continued progress in some of our newer course segments, such as our construction engineering and healthcare courses. And while our fourth quarter enrollments were moderately impacted by a half price promotion held between August 2008 and February 2009, we believe the underlying demand for our courses remains strong. In addition, our well-established brand in online education continued to help drive peripheral revenue growth from our in-person training, books and reference materials and other revenues.”

“While we remain the leader in the online accounting education field, we continue to undertake new initiatives to expand our course offerings and build market share on numerous fronts. For example, the acquisition of Xinlixiang will give us a strong foothold in the highly fragmented primary/secondary school tutoring market. We believe these strategic initiatives, made possible by continued investment in our business, will help us to solidify our position as the lifelong comprehensive learning partner of choice for our students.”

Ms. Ping Wei, Chief Financial Officer of CDEL, commented, “While our revenues grew a healthy 31.4% from the prior year period, the expansion of our headcount to position the Company for future growth coupled with the Yucai acquisition has negatively affected our margins for the quarter and fiscal year 2009. Yet despite these ongoing investments, we have continued to maintain a strict focus on cost and expense control measures, as evidenced by the sequential decrease in sales and marketing expenses in the fourth quarter. We will continue to carefully manage our expenses while leveraging our scalable business model in an effort to drive profitable growth in the year ahead.”

Fiscal Fourth Quarter 2009 Unaudited Financial Results

Net Revenues. Total net revenues for the fiscal fourth quarter of 2009 were US$10.2 million, representing a year-over-year increase of 31.4% from US$7.7 million in the fiscal fourth quarter of 2008.

The fiscal fourth quarter is traditionally our seasonally strong revenue quarter as a significant portion of course participants take exams in September. This trend was partially offset this year by the earlier recognition of a portion of our online course revenues as enrollments for our core online course offerings occurred earlier than usual due to a one-time half-price promotion held between August 2008 and ended February 2009. Online education services net revenues for the fiscal fourth quarter of 2009 were US$7.1 million, an increase of 28.6% from the fiscal fourth quarter 2008.

Revenue from sales of books and reference materials was US$0.79 million for the fiscal fourth quarter of 2009, compared to US$0.80 million in the fiscal fourth quarter of 2008. Other revenues, primarily comprised of platform production and related services, in-person training, courseware production services, and magazine content production services, increased 60.5% year-over-year to US$2.3 million.

Cost of Sales. Cost of sales for the fiscal fourth quarter 2009 was US$4.0 million, representing a year–over-year increase of 56.0% and a 9.7% decrease from the fiscal third quarter 2009. Excluding share-based compensation, cost of sales for the fiscal fourth quarter 2009 was US$3.7 million, a 73.0% increase over the same period last year and a decrease of 4.0% from the fiscal third quarter of 2009. The increase in cost of sales as compared to the same quarter of fiscal year 2008 was primarily due to higher salaries and welfare expenses as we added more personnel engaged primarily in website and technical development and tutoring services; increased rental space to accommodate our headcount growth, the increased cost of sales from the newly acquired Yucai, and increased lecturer fees due to our expanded course offerings.

Gross Profit and Gross Margin. Gross profit for the fiscal fourth quarter 2009 was US$6.2 million, representing a 19.2% increase year-over-year. Excluding share-based compensation, non-GAAP1 gross profit was US$6.4 million, a 15.4% increase year-over-year. Gross margin for the fiscal fourth quarter 2009 was 60.6%, compared to 66.8% in the fiscal fourth quarter 2008. Excluding share-based compensation, the non-GAAP1 gross margin for the fiscal fourth quarter 2009 remained a healthy 63.3%, as compared to 72.1% in the fiscal fourth quarter 2008. The decrease in gross margin was primarily a result of increased expenses incurred by the newly acquired Yucai, increased personnel costs and rental and utilities expenses as the Company expanded its office space to accommodate the increase in headcount, and the increase in lecturer fees due to its expanded course offerings.

Operating expenses. Total operating expenses for the fiscal fourth quarter of 2009 were US$3.5 million, representing a year-over-year increase of 56.0% and an 8.9% decrease from the fiscal third quarter 2009. Excluding share-based compensation, operating expenses were US$3.1 million, an increase of 79.1% over the same period last year and a decrease of 2.9% from the fiscal third quarter of 2009.

Selling expenses were US$1.8 million for the fiscal fourth quarter 2009, representing an increase of 137.7% year-over-year and a 11.7% decrease from the third quarter of 2009. Excluding share-based compensation, selling expenses were US$1.7 million, a 159.4% increase from the same period last year and a 9.3% decrease from the fiscal third quarter of 2009. The increase in selling expenses as compared to the same quarter of 2008 was primarily due to increased headcount in the Company’s customer service and sales departments, expenses incurred by the newly acquired Yucai, as well as commissions paid to online agents.

General and administrative expenses were US$1.8 million in the fiscal fourth quarter 2009, representing a year-over-year increase of 15.8% and a 5.9% sequential decrease. Excluding share-based compensation charge, general and administrative expenses were US$1.4 million, a 31.4% increase from the same period last year and 5.9% increase from the fiscal third quarter of 2009. The year-over-year increase was primarily the result of increased headcount, expenses incurred by the newly acquired Yucai, and additional expenses associated with being a US public company.

Income Tax Expense. Income tax expense for the fiscal fourth quarter 2009 was US$1.4 million, compared with an income tax expense of US$0.3 million in the fiscal fourth quarter 2008.

Net Income. Net income was US$1.3 million for the fiscal fourth quarter 2009, representing a decrease of 51.6% year-over-year. Excluding share-based compensation, non-GAAP1 net income for the fiscal fourth quarter 2009 was US$2.0 million, a decrease of

45.1% as compared to the fiscal fourth quarter 2008. Net margin for the fiscal fourth quarter 2009 was 12.9%, as compared to 34.9% in the fiscal fourth quarter of 2008. Excluding share-based compensation, non-GAAP1 net margin for the fiscal fourth quarter 2009 was 19.7%, as compared to 47.0% in the fiscal fourth quarter of 2008.

Operating Cash Flow. Net operating cash inflow for the fiscal fourth quarter 2009 was US$0.6 million, a decrease of 85.6% over the same periods last year.

Cash and Cash Equivalents, Term Deposits and Restricted Cash. Cash and cash equivalents, term deposits and restricted cash as of September 30, 2009 increased to US$57.4 million from US$57.2 million as of June 30, 2009.

Fiscal Year 2009 Unaudited Financial Results

Net Revenues. Total net revenues increased by 71.4% to US$30.1 million for the fiscal year 2009, from US$17.6 million in 2008.

Online education services net revenues for the fiscal year 2009 increased by 60.3% to US$22.3 million from US$13.9 million in 2008.

The Company’s complementary businesses also gained momentum with sales of books and reference materials reaching US$2.7 million for the fiscal year 2009, from US$1.6 million in the fiscal year of 2008. In addition, other revenues increased 149.4% year-over-year to US$5.1 million.

Cost of Sales. Cost of sales increased by 111.9% to US$14.4 million for the fiscal year 2009, from US$6.8 million in 2008. Excluding share-based compensation, cost of sales for the fiscal year 2009 was US$12.6 million, a 105.5% increase over the previous year.

Gross Profit and Gross Margin. Gross profit increased by 45.8% to US$15.7 million for the fiscal year 2009 from US$10.8 million in 2008. Excluding share-based compensation, non-GAAP1 gross profit was US$17.6 million, a 53.2% increase from the fiscal year 2008. Gross margin for the fiscal year 2009 was 52.2%, down from 61.3% in the fiscal year 2008. Excluding share-based compensation, non-GAAP1 gross margin for the fiscal year 2009 was 58.3%, compared to 65.2% in the fiscal year 2008.

Operating Expenses. For the fiscal year 2009, total operating expenses increased by 122.8% to US$14.2 million from US$6.4 million. Excluding share-based compensation, operating expenses were US$12.1 million, an increase of 117.2% from the fiscal year 2008.

For the fiscal year 2009, selling expenses increased by 174.6% to US$6.7 million compared to US$2.4 million in the fiscal year 2008. Excluding share-based compensation, selling expenses were US$6.3 million, a 174.1% increase from the previous year.

For the fiscal year 2009, general and administrative expenses increased by 90.3% to US$7.4 million compared to US$3.9 million in the fiscal year 2008. Excluding share-based compensation charge, general and administrative expenses were US$5.8 million, a 77.6% increase from the previous year.

Income Tax Expense. For the fiscal year 2009, income tax expense was US$1.5 million compared to an income tax expense of US$0.5 million in the fiscal year 2008.

Net Income. Net income decreased by 70.3% to US$1.2 million for the fiscal year 2009. Excluding share-based compensation, non-GAAP1 net income decreased by 6.7% to US$5.1 million for the fiscal year 2009. Net income margin for the fiscal year 2009 was 3.9%, down from 22.7% in the fiscal year 2008. Excluding share-based compensation, non-GAAP1 net income margin for the fiscal year 2009 was 17.0%, compared to 31.2% in the fiscal year 2008.

Operating Cash Flow. Net operating cash inflow for fiscal year 2009 was US$1.6 million, a decrease of 82.4% over the same periods last year.

Cash and Cash Equivalents, Term Deposits and Restricted Cash. Cash and cash equivalents, term deposits and restricted cash as of September 30, 2009 decreased to US$57.4 million from US$66.2 million as of September 30, 2008. This decrease is mainly due to acquisitions of Yucai, capital expenditures for the purchase of electronic equipment and intangible assets, and the repurchase of our ADSs from the open market in the amount of US$2.4 million, US$2.3 million and US$4.0 million, respectively.

Fiscal First Quarter 2010 Guidance

Due to the typical seasonality pattern of our business, dictated primarily by exam dates, the fiscal first quarter is normally a weaker quarter. As such, CDEL expects to generate total net revenues in the range of US$5.0 million to US$6.0 million. This represents our current and preliminary view, which is subject to change. The Company’s results of operations for the fiscal fourth quarter 2009 are not necessarily indicative of the Company’s operating results for any future periods.

Share Repurchase Program

Today, the board of directors of CDEL has approved to extend the Company’s share repurchase program to be ended on November 19, 2009 (the “Prior Repurchase Plan”) for another 12 months effective November 20, 2009. Under the extended program, CDEL is authorized to repurchase up to US$6 million worth of its issued and outstanding ADSs from time to time in open-market transactions on NYSE, with such US$6 million representing the unused portion of the US$10 million total repurchase amount approved by the board under the Prior Repurchase Plan. The repurchases will be made at prevailing market prices, in negotiated transactions off the market, in block trades, pursuant to a 10b5-1 plan (which if adopted, will allow CDEL to repurchase its ADSs during periods in which it may be in possession of material non-public information) or otherwise. The purchases will be made subject to restrictions relating to volume, price and timing. The timing and extent of any purchases will depend upon market conditions, the trading price of its ADSs and other factors. CDEL expects to implement this share repurchase program over the next 12 months, in a manner consistent with market conditions and the interest of its shareholders. The board will review the share repurchase program periodically, and may authorize adjustment of its terms and size accordingly. The program may be suspended or discontinued at any time.

Conference Call

China Distance Education Holdings Limited senior management will host a conference call at 8:00 am (Eastern) / 5:00 am (Pacific) / 9:00 pm (Beijing) on Wednesday, November 18,2009 to discuss its 2009 fiscal fourth quarter and full year financial results and recent business activity. The conference call may be accessed by calling +1 (866) 519 4004 (US), +852 2475 0994 (Hong Kong), (800) 819 0121 (China – Land-line), (400) 620 8038 (China – Mobile), or 0 808 234 6646 (UK). A telephone replay will be available shortly after the call until November 26, 2009 at + 1 (866) 214 5335 (US), (800) 901 596 (Hong Kong), 10 (800) 714 0386 (North China), 10 (800) 140 0386 (South China) or 0 800 731 7846 (UK). Pass code: 39326651.

A live webcast of the conference call and replay will be available on the investor relations page of China Distance Education Holdings Limited’s website at http://ir.cdeledu.com

About China Distance Education Holdings Limited

China Distance Education Holdings Limited is a leading provider of online education in China focusing on professional education. The courses offered by the Company through its websites are designed to help professionals and other course participants obtain and maintain the skills, licenses and certifications necessary to pursue careers in China in the areas of accounting, law, healthcare, construction engineering, information technology and other industries. The Company also offers online test preparation courses to self-taught learners pursuing higher education diplomas or degrees and to secondary school and college students preparing for various academic and entrance exams. In addition, the Company offers online foreign language courses.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “may,” “should,” “potential,” “continue,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “is/are likely to,” “estimate” and similar statements. Among other things, the outlook for the fiscal first quarter of the fiscal year 2010 and quotations from management in this announcement, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the SEC in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our goals and growth strategies; our future prospects and market acceptance of our online courses and other products and services; our future business development and results of operations; projected revenues, profits, earnings and other estimated financial information; projected enrollment numbers; our plans to expand and enhance our online courses and other products and services; competition in the online education and test preparation markets; and Chinese laws, regulations and policies, including those applicable to the Internet and Internet content providers, the education and telecommunications industries, mergers and acquisitions, taxation and foreign exchange.

Further information regarding these and other risks is included in the Company’s annual report on Form 20-F and other documents filed with the SEC. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release.

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth above is preliminary and subject to adjustments. Adjustments to the financial statements may be identified when audit work is performed for the year-end audit, which could result in significant differences from this preliminary unaudited financial information.

Use of Non-GAAP Financial Measures

To supplement the Company’s consolidated financial results presented in accordance with U.S. generally accepted accounting principles, or GAAP, the Company uses the following measures defined as non-GAAP financial measures by the U.S. Securities and Exchange Commission, or SEC: net income excluding share-based compensation expenses, operating income excluding share-based compensation expenses, gross profit excluding share-based compensation expenses, cost of sales excluding share-based compensation expenses, selling expenses excluding share-based compensation expenses, general and administrative expenses excluding share-based compensation expenses, net income margin excluding share-based compensation expenses, operating margin excluding share-based compensation expenses, gross profit margin excluding share-based compensation expenses and basic and diluted earnings per ADS and per share excluding share-based compensation expenses, and the nonrecurring charge for the accretion of Series A Shares to redemption amount and accretion of beneficial conversion feature of Series A Shares. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP to non-GAAP measures” set forth at the end of this release.

The Company believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based expenses that may not be indicative of its operating performance from a cash perspective. The Company believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to the Company’s historical performance and liquidity. The Company computes its non-GAAP financial measures using the same consistent method from quarter to quarter, except basic and diluted earnings per ADS and per share excluding share-based compensation expenses, and the nonrecurring charge for the accretion of Series A shares to redemption amount and accretion of beneficial conversion feature of Series A shares. The Company believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of excluding share-based compensation expenses from the above-mentioned line items and presenting these non-GAAP measures is that share-based compensation charges will continue to be for the foreseeable future a significant recurring expense in our business. Management compensates for this limitation by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying table at the end of this release provides more detail on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Contacts:

China Distance Education Holdings Limited Ping Wei, CFO Tel: +86-10-8233-3101 Email: IR@cdeledu.com	Investor Relations (HK): Ruby Yim, Managing Director Taylor Rafferty Tel: +852 3196 3712 Email: cdel@taylor-rafferty.com

Investor Relations (US): Mahmoud Siddig, Director Taylor Rafferty Tel: +1 (212) 889-4350 Email: cdel@taylor-rafferty.com

China Distance Education Holdings Limited

Unaudited Consolidated Balance Sheets

(in thousands of US Dollars, except number of shares and per share data)

	September 30, 2008 (Derived from audited)	September 30, 2009 (unaudited)
Assets:
Current assets:
Cash and cash equivalents	66,223	21,437
Term deposits	—	27,750
Restricted cash	—	8,250
Accounts receivable	715	5,229
Amount due from a related party	—	1,964
Inventories	177	297
Prepayment and other current assets	1,469	1,651
Deferred tax assets, current portion	2,297	976
Deferred cost – current portion	448	1,289

Total current assets	71,329	68,843

Non-current assets:
Property, plant and equipment, net	7,089	7,899
Goodwill	5,278	8,937
Other intangible assets, net	1,390	3,966
Purchased call option	—	1,892
Deposit for non-current assets	151	356
Deferred tax assets, non-current portion	89	334
Other non-current assets	—	808

Total non-current assets	13,997	24,192

Total assets	85,326	93,035

Liabilities and shareholders’ equity:
Current liabilities:
Accrued expenses and other liabilities	2,983	4,542
Income tax payable	1,014	982
Deferred revenue, current portion	3,728	7,887
Refundable fees	4,688	1,781

Total current liabilities	12,413	15,192

Non-current liabilities:
Deferred revenue, non-current portion	163	—
Deferred tax liabilities, non-current portion	—	971

Total non-current liabilities	163	971

Total liabilities	12,576	16,163

Commitments and contingencies	—	—

Minority interest	—	2,963

Shareholders’ equity
Ordinary shares (par value of US$0.0001 per share at September 30, 2008 and 2009, respectively; Authorized – 480,000,000 shares at September 30, 2008 and 2009; Issued and outstanding –141,897,737 and 138,765,685 shares at September 30, 2008 and 2009, respectively)	14	14
Additional paid-in capital	76,811	76,797
Foreign currency translation	1,717	1,702
Cumulative deficits	(5,792)	(4,604)

Total shareholders’ equity	72,750	73,909

Total liabilities and shareholders’ equity	85,326	93,035

China Distance Education Holdings Limited

Unaudited Consolidated Statements Of Income

(in thousands of US dollars, except number of shares, per share and per ADS data)

	Three Months Ended September 30,
	2008	2009
Sales, net of business tax, value-added tax and related surcharges:
Online education services	5,509	7,085
Books and reference materials	797	786
Others	1,434	2,302

Total net revenues	7,740	10,173

Cost of sales
Cost of services	(2,156)	(3,631)
Cost of tangible goods sold	(415)	(379)

Total cost of sales	(2,571)	(4,010)

Gross profit	5,169	6,163

Operating expenses
Selling expenses	(749)	(1,781)
General and administrative expenses	(1,524)	(1,764)

Total operating expenses	(2,273)	(3,545)
Other operating income	2	—

Operating income	2,898	2,618

Interest income	141	105
Interest expense	(4)	—
Exchange loss	(12)	(4)

Income before income taxes	3,023	2,719
Income tax expense	(320)	(1,441)
Minority interest, net of taxes	—	31

Net income	2,703	1,309
Accretion of Series A convertible contingently redeemable preferred shares to redemption amount and accretion of beneficial conversion feature of Series A convertible contingently redeemable preferred shares	(8,131)	—

Net income (loss) attributable to ordinary shareholders	(5,428)	1,309

Earnings (loss) per share
Basic	(0.04)	0.01
Diluted	(0.04)	0.01

Earnings (loss) per ADS
Basic	(0.16)	0.04
Diluted	(0.16)	0.04

Weighted average number of ordinary shares outstanding:
Basic shares	125,586,627	138,757,669
Diluted shares	125,586,627	138,940,854

China Distance Education Holdings Limited

Unaudited Consolidated Statements Of Income

(in thousands of US dollars, except number of shares, per share and per ADS data)

	Year Ended September 30,
	2008 (Derived from audited)	2009 (Unaudited)
Sales, net of business tax, value-added tax and related surcharges:
Online education services	13,900	22,279
Books and reference materials	1,616	2,709
Others	2,058	5,133

Total net revenues	17,574	30,121

Cost of sales
Cost of services	(5,981)	(12,834)
Cost of tangible goods sold	(818)	(1,577)

Total cost of sales	(6,799)	(14,411)

Gross profit	10,775	15,710

Operating expenses
Selling expenses	(2,448)	(6,722)
General and administrative expenses	(3,906)	(7,432)

Total operating expenses	(6,354)	(14,154)
Other operating income	209	292
Other expense	(144)	—

Operating income	4,486	1,848

Interest income	209	742
Interest expense	(33)	—
Exchange loss	(75)	(6)
Equity in loss of an affiliated company	(64)	—

Income before income taxes	4,523	2,584
Income tax expense	(526)	(1,478)
Minority interest, net of taxes	—	82

Net income	3,997	1,188
Accretion of Series A convertible contingently redeemable preferred shares to redemption amount and accretion of beneficial conversion feature of Series A convertible contingently redeemable preferred shares	(9,332)	—

Net income (loss) attributable to ordinary shareholders	(5,335)	1,188

Earnings (loss) per share
Basic	(0.05)	0.01
Diluted	(0.05)	0.01

Earnings (loss) per ADS
Basic	(0.20)	0.03
Diluted	(0.20)	0.03

Weighted average number of ordinary shares outstanding:
Basic share	100,373,673	140,260,811
Diluted share	100,373,673	140,361,413

China Distance Education Holdings Limited

Reconciliation of GAAP to non-GAAP measures

(In thousands of US Dollars, except number of shares, per share and per ADS data)

	Three Months Ended September 30,
	2008 (Unaudited)	2009 (Unaudited)

Cost of sales	2,571	4,010
Share-based compensation expense in cost of sales	414	279
Non-GAAP cost of sales	2,157	3,731

Selling expenses	749	1,781
Share-based compensation expense in selling expenses	97	89
Non-GAAP selling expenses	652	1,692

General and administrative expenses	1,524	1,764
Share-based compensation expense in general and administrative expenses	427	323
Non-GAAP general and administrative expenses	1,097	1,441

Gross profit	5,169	6,163
Share-based compensation expenses	414	279
Non-GAAP gross profit	5,583	6,442

Gross profit margin	66.8%	60.6%
Non-GAAP gross profit margin	72.1%	63.3%

Operating income	2,898	2,618
Share-based compensation expenses	938	691
Non-GAAP operating income	3,836	3,309

Operating margin	37.4%	25.7%
Non-GAAP operating margin	49.6%	32.5%

Net income	2,703	1,309
Share-based compensation expense	938	691
Non-GAAP net income	3,641	2,000

Net income margin	34.9%	12.9%
Non-GAAP net income margin	47.0%	19.7%

Earnings (loss) per share—basic	(0.04)	0.01
Earnings (loss) per share—diluted	(0.04)	0.01
Non-GAAP earnings per share—basic	0.03	0.01
Non-GAAP earnings per share—diluted	0.03	0.01

Earnings (loss) per ADS—basic (note 1)	(0.16)	0.04
Earnings (loss) per ADS—diluted (note 1)	(0.16)	0.04
Non-GAAP earnings per ADS—basic (note 1)	0.12	0.06
Non-GAAP earnings per ADS—diluted (note 1)	0.12	0.06

Weighted average shares used in calculating basic earnings per share	125,586,627	138,757,669
Weighted average shares used in calculating diluted earnings per share	125,586,627	138,940,854
Weighted average shares used in calculating basic non-GAAP earnings per share	125,586,627	138,757,669
Weighted average shares used in calculating diluted non-GAAP earnings per share	130,578,988	138,940,854

China Distance Education Holdings Limited

Reconciliation of GAAP to non-GAAP measures

(In thousands of US Dollars, except number of shares, per share and per ADS data)

	Year Ended September 30,
	2008 (Audited)	2009 (Unaudited)

Cost of sales	6,799	14,411
Share-based compensation expense in cost of sales	689	1,853
Non-GAAP cost of sales	6,110	12,558

Selling expenses	2,448	6,722
Share-based compensation expense in selling expenses	161	454
Non-GAAP selling expenses	2,287	6,268

General and administrative expenses	3,906	7,432
Share-based compensation expense in general and administrative expenses	629	1,612
Non-GAAP general and administrative expenses	3,277	5,820

Gross profit	10,775	15,710
Share-based compensation expenses	689	1,853
Non-GAAP gross profit	11,464	17,563

Gross profit margin	61.3%	52.2%
Non-GAAP gross profit margin	65.2%	58.3%

Operating income	4,486	1,848
Share-based compensation expenses	1,479	3,919
Non-GAAP operating income	5,965	5,767

Operating margin	25.5%	6.1%
Non-GAAP operating margin	33.9%	19.1%

Net income	3,997	1,188
Share-based compensation expense	1,479	3,919
Non-GAAP net income	5,476	5,107

Net income margin	22.7%	3.9%
Non-GAAP net income margin	31.2%	17.0%

Earnings (loss) per share—basic	(0.05)	0.01
Earnings (loss) per share—diluted	(0.05)	0.01
Non-GAAP earnings per share—basic	0.05	0.04
Non-GAAP earnings per share—diluted	0.05	0.04

Earnings (loss) per ADS—basic (note 1)	(0.20)	0.03
Earnings (loss) per ADS—diluted (note 1)	(0.20)	0.03
Non-GAAP earnings per ADS—basic (note 1)	0.20	0.15
Non-GAAP earnings per ADS—diluted (note 1)	0.20	0.15

Weighted average shares used in calculating basic earnings per share	100,373,673	140,260,811
Weighted average shares used in calculating diluted earnings per share	100,373,673	140,361,413
Weighted average shares used in calculating basic non-GAAP earnings per share	100,373,673	140,260,811
Weighted average shares used in calculating diluted non-GAAP earnings per share	112,832,970	140,361,413

Note 1: Each ADS represents four ordinary shares